
makro

MAKRO ATACADISTA S.A.

Diretoria Financeira
Rua Carlos Lisdegno Carlucci, 519
CEP. 05536-900 - São Paulo - SP - Brasil
Fone: (011)3745-2818/19 - C.Postal 8374
Fax: (011)3745-2762

São Paulo, February 01st, 2002.


02002901

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Makro Atacadista S.A. (File Nº 82-4095) Information Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents which Makro Atacadista S.A. (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange or the Rio de Janeiro Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, since in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped and self-addressed envelope.

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3745-2818.

Sincerely,



Rubens Batista Jr.
Financial and Investor Relations Director

Enclosures



MAKRO ATACADISTA S.A.

Diretoria Financeira
Rua Carlos Lisdegno Carlucci, 519
CEP. 05536-900 - São Paulo - SP - Brasil
Fone: (011)3745-2818/19 - C.Postal 8374
Fax: (011)3745-2762

Schedule I

List of information which the Company has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the Rio de Janeiro Stock Exchange (Bolsa de Valores do Rio de Janeiro) and which was made public thereby of (c) distributed or is required to distribute to its security holders.

1.

2.

3.

4.

5.

6.

7. Notice to Shareholders (English translation attached as Exhibit 7).

8.

9.

10.

11.

12.

13.

14.

15.

NOTICE TO SHAREHOLDERS

MAKRO ATACADISTA S.A. ("Makro") and its controlling shareholder ORKAM SOUTH AMERICA HOLDING A.G. ("Orkam") hereby give notice to the market that:

1. Makro, with 106 shareholders, has 192,030,961 issued and outstanding shares.

2. Orkam, the controlling shareholder of Makro, holds 99.642% of the total issued and outstanding share capital of Makro.

3. On August 25, 1999, the results of the Public Offer to purchase the shares of all minority shareholders of Makro were published, which Public Offer was widely accepted, and as a result thereof, Orkam acquired 99.03% of the issued and outstanding share capital of Makro then traded on the market.

4. After the Offering, the liquidity of Makro's shares was substantially reduced in light of the insignificant percentage of share capital that remained with the minority shareholders.

5. Due to this lack of liquidity, Orkam and Makro filed with the *Comissão de Valores Mobiliários* (CVM) a request to cancel Makro's registration as a publicly-traded company, without the need for a Public Offering, at a price of R$1.93 per share, such amount to be duly adjusted by the Referential Rate - TR (*Taxa Referencial*) up to the date of effective payment.

6. On December 6, 2001, in an uncharacteristic decision, the CVM, pursuant to OFÍCIO/CVM/SRE/No. 1394/2001, accepted the request filed jointly by Orkam and Makro, pursuant to the terms and conditions thereof.

7. In light of item 6 above, Makro requested, on December 12, 2001, that the Level I ADR Program and the Rule 144A Program be canceled as of February 12, 2002.

8. After having been duly notified, the shareholders of Makro, in the Extraordinary General Shareholders' Meeting held on January 4, 2002, unanimously approved the cancellation of the registration of Makro as a publicly-traded company, under the following terms and conditions described in the request filed with and approved by the CVM:





(i) Orkam South America Holding A.G., controlling shareholder of Makro, hereby undertakes, within the legal period and as of the cancellation of Makro's registration as a publicly-traded company, to purchase the shares of all minority shareholders that desire to withdraw from Makro, for the amount of R$2.04, which price will be adjusted by the TR, from December 11, 2001 up to the date of effective payment.

(ii) All the rights of minority shareholders described in *Instrução* CVM No. 229/95, including the right of withdrawal, tag along rights in the event of sale of control, and the obligation of Orkam to purchase the shares of minority shareholders for the period of 6 (six) months after the date of the Ordinary General Shareholder's meeting approving the financial statements in connection with the first fiscal year after the cancellation of the registration, as set forth in item 8 (i) above.

9. Orkam, controlling shareholder of Makro, hereby declares and acknowledges that it is not aware of any fact or circumstance that has not been disclosed to the public which may positively and materially influence the results of Makro.

10. As of February 12 2002, the CVM will have 15 (fifteen) days, after receiving documentary evidence from Makro of the cancellation of the ADR program to cancel the registration of Makro as a publicly-traded company.

The shareholders that desire to withdraw from Makro shall direct themselves to the headquarters of Makro located at Rua Carlos Lisdegno Carlucci, 519 - Butantã - São Paulo - SP, or to Banco Itaú [S.A.], the financial institution acting as custodian of the shares, bearing a notarized letter containing the numbers of their I.D. Card (RG) and Federal Individual Taxpayers' Registration (CPF).

In the above-mentioned letter, the shareholder shall mention that, pursuant to the resolutions taken in the Extraordinary General Shareholders' Meeting held on January 4, 2002, such shareholder requests the sale of its shares to Orkam, controlling shareholder of Makro, for the price of R$2.04 per share, which price shall be adjusted by the TR, from December 11, 2001 up to the date of effective payment. In addition, the letter shall also contain the number of the account, agency and bank in which the shareholder intends to have deposited the consideration for the sale of its shares, which deposit shall occur within 10 (ten) days of the delivery of the letter requesting the sale of the shares.

Shareholders that are represented by third parties shall grant public powers-of-attorney, which shall contain the above-described provisions.



Banco Itaú is located at the following 7 addresses described below:

BELO HORIZONTE/MG	**Av. João Pinheiro, 195 - Mezanino**
BRASÍLIA/DF	**SCS Quadra 3 – Edifício Dona Angela/sobreloja**
CURITIBA/PR	**Rua João Negrão, 65**
PORTO ALEGRE/RS	**Rua Sete de Setembro, 746, Térreo**
RIO DE JANEIRO/RJ	**Rua Sete de Setembro, 99 – Subsolo**
SALVADOR/BA	**Av. Estados Unidos, 50 – 2°andar**
SÃO PAULO/SP	**Rua XV de Novembro, 50 – Térreo**

São Paulo, February 1st 2002.



ORKAM SOUTH AMERICA
HOLDING A.G.



MAKRO ATACADISTA S.A.

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